FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
July 12, 2012

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-12032

Mobile TeleSystems OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

4, Marksistskaya Street
Moscow 109147
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒   Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐   No   ☒

Press release

MTS Awarded License to Launch LTE in Russia

July 12, 2012

Moscow, Russian Federation — Mobile TeleSystems OJSC (“MTS” — NYSE: MBT), the leading telecommunications operator in Russia and the CIS, announces that The Federal Service for Supervision in the Sphere of Communications, Information Technologies and Mass Media (Roskomnadzor) has allocated MTS the necessary license and frequencies to provide LTE telecommunication services in Russia.

On July 12, 2012, Roskomnadzor announced the results of the tender for the allocation of LTE licenses in Russia. MTS was one of four recipients and has been awarded 798.5-806 MHz block and 839.5-847 MHz block in the 791-862 MHz range. In accordance with the decision of the State Commission for Radio Frequencies from September 8, 2011, and the conditions of the tender, MTS will also be allocated 2540-2550 MHz and 2660-2670 MHz blocks in the 2500-2690 MHz range, 720-727.5 MHz and 761-768.5 MHz blocks in the 720-791 MHz range. Overall, MTS will receive 2*25 MHz to launch its LTE network in the FDD (frequency division duplexing) standard.

Previously in early 2012, Roskomnadzor awarded MTS a license for provision of communication services under the LTE TDD (time-division duplexing) standard in Moscow and Moscow region in the 2595-2620 MHz range. In accordance with the decision of the regulator, commercial launch of the network now becomes possible after the publication of the results of the tender for nationwide LTE FDD licenses.

Under the terms and conditions of the nationwide LTE FDD tender, each recipient of a license is obligated to fully deploy LTE networks within seven years, starting from January 1, 2013. Each recipient is committed to delivering LTE services in each population center with over 50,000 inhabitants in Russia by 2019. Likewise, each operator is obligated to invest at least 15 billion rubles annually toward the LTE roll-out until the network is fully deployed.

Andrei Dubovskov, MTS President and CEO, commented, “The results of the tender will usher in a new era in the development of the telecommunications industry in Russia. The deployment of “fourth generation” networks will increase Russia’s connectivity and foster the development of the country’s economy. We are planning to start rolling out LTE networks ahead of schedule in order to deliver high-speed Internet to customers in Russia’s largest cities early next year. Completion of the competition also enables us to launch commercially our first LTE TDD network in Moscow and the Moscow region using the frequencies in the 2595-2620 MHz range.”

The license now allows MTS to launch LTE services in its third market of operation. Since 2010, MTS has operated LTE networks in Armenia and Uzbekistan.

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For further information, please contact in Moscow:

Joshua B. Tulgan

Director, Investor Relations

Acting Director, Corporate Finance

Department of Investor Relations

Mobile TeleSystems OJSC

Tel: +7 495 223 2025

E-mail: ir@mts.ru

Learn more about MTS. Visit the official blog of the Investor Relations Department at www.mtsgsm.com/blog/

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Mobile TeleSystems OJSC (“MTS”) is the leading telecommunications group in Russia, Eastern Europe and Central Asia, offering mobile and fixed voice, broadband, pay TV as well as content and entertainment services in one of the world’s fastest growing regions. Including its subsidiaries, the Group services over 100 million mobile subscribers. The Group has been awarded GSM licenses in Russia, Ukraine, Uzbekistan, Armenia and Belarus, a region that boasts a total population of more than 230 million. Since June 2000, MTS’ Level 3 ADRs have been listed on the New York Stock Exchange (ticker symbol MBT). Additional information about the MTS Group can be found at www.mtsgsm.com.

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Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might,” and the negative of such terms or other similar expressions.  We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not undertake or intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the severity and duration of current economic and financial conditions, including volatility in interest and exchange rates, commodity and equity prices and the value of financial assets; the impact of Russian, U.S. and other foreign government programs to restore liquidity and stimulate national and global economies, our ability to maintain our current credit rating and the impact on our funding costs and competitive position if we do not do so, strategic actions, including acquisitions and dispositions and our success in integrating acquired businesses, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures, rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, governmental regulation of the telecommunications industries and other risks associated with operating in Russia and the CIS, volatility of stock price, financial risk management and future growth subject to risks.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS OJSC

By:	/s/ Andrei Dubovskov
	Name:	Andrei Dubovskov
	Title:	CEO

Date: July 12, 2012